Filed Pursuant to Rule 424(b)(3)
File Number 333-129140

PROSPECTUS SUPPLEMENT NO. 15
to Prospectus declared
effective on May 11, 2006
as supplemented on May 17, 2006, June 12, 2006, August 18, 2006, September 18, 2006, September 29, 2006,
October 23, 2006, November 21, 2006, December 14, 2006, February 20, 2007, March 2, 2007, March 12, 2007, April 2, 2007, May 1, 2007 and May 7, 2007
(Registration No. 333-129140)

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

        This Prospectus Supplement No. 15 supplements our Prospectus dated May 12, 2006, Prospectus Supplement No.1 dated May 17, 2006, Prospectus Supplement No. 2 dated June 12, 2006, Prospectus Supplement No. 3 dated August 18, 2006, Prospectus Supplement No. 4 dated September 18, 2006, Prospectus Supplement No. 5 dated September 29, 2006, Prospectus Supplement No. 6 dated October 23, 2006, Prospectus Supplement No. 7 dated November 21, 2006, Prospectus Supplement No. 8 dated December 14, 2006, Prospectus Supplement No. 9 dated February 20, 2007, Prospectus Supplement No. 10 dated March 2, 2007, Prospectus Supplement No. 11 dated March 12, 2007, Prospectus Supplement No. 12 dated April 2, 2007, Prospectus Supplement No. 13 dated May 1, 2007 and Prospectus Supplement No. 14 dated May 7, 2007. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 15 together with the Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, Prospectus Supplement No. 4, Prospectus Supplement No. 5, Prospectus Supplement No. 6, Prospectus Supplement No. 7, Prospectus Supplement No. 8, Prospectus Supplement No. 9, Prospectus Supplement No. 10, Prospectus Supplement No. 11, Prospectus Supplement No. 12, Prospectus Supplement No. 13 and Prospectus Supplement No. 14.

This Prospectus Supplement includes the attached Quarterly Report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc., as filed by us on May 15, 2007 with the Securities and Exchange Commission and Current Report on Form 8-K of Cyberkinetics Neurotechnology Systems, Inc. dated May 10, 2007, as filed by us with the Securities and Exchange Commission.

        Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "CYKN."

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is May 22, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-QSB

QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2007

Commission File Number: 000-50505

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.
(Exact name of small business issuer as specified in its charter)

Delaware	13-4287300
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

100 Foxborough Blvd Ste 240, Foxborough, MA	02035
(Address of principal executive offices)	(Zip Code)

(508) 549-9981
(Issuer’s telephone number, including area code)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of May 11, 2007 the Registrant had 37,563,783 shares of Common Stock outstanding.

Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☒

FORM 10-QSB INDEX

		Page Number
Part I - Financial Information

Item 1.	Condensed Consolidated Financial Statements

	Condensed Consolidated Balance Sheets as of March 31, 2007 (Unaudited) and December 31, 2006	3

	Condensed Consolidated Statements of Operations for the three months ended March 31, 2007 and 2006
	(Unaudited)	4

	Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and 2006
	(Unaudited)	5

	Notes to Condensed Consolidated Financial Statements (Unaudited)	6

Item 2.	Management’s Discussion and Analysis or Plan of Operations	13

Item 3.	Controls and Procedures	19

Part II - Other Information

Item 1.	Legal Proceedings	19

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	19

Item 3.	Defaults Upon Senior Securities	19

Item 4.	Submission of Matters to a Vote of Security Holders	19

Item 5.	Other Information	19

		20
Item 6.	Exhibits

	Signatures	21

	EX-31.1 Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

	EX-31.2 Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

	EX-32.1 Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

	EX-99.1 Press Release Dated May 10, 2007.

Cyberkinetics Neurotechnology Systems, Inc.

Condensed Consolidated Balance Sheets

	As of
	March 31, 2007	December 31, 2006
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$9,176,067	$11,835,534
Accounts receivable	303,523	332,288
Inventory	726,362	697,947
Prepaid expenses and other current assets	524,095	563,483
Total current assets	10,730,047	13,429,252

Property and equipment, net	519,518	569,256
Intangible assets, net	1,736,232	1,802,390
Deposits and other assets	198,402	208,928
Goodwill	94,027	94,027
Total assets	$13,278,226	$16,103,853

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$420,249	$882,141
Accrued expenses	1,468,545	1,170,622
Current portion of capital lease obligations	244,208	295,948
Current portion of notes payable and line of credit	1,581,890	1,540,242
Total current liabilities	3,714,892	3,888,953

Capital lease obligations, net of current portion	211,679	250,280
Notes payable, net of current portion	1,453,513	1,864,951
Total long-term liabilities	1,665,192	2,115,231

Commitments — Note 6

Stockholders’ equity:
Common stock, $0.001 par value; 100,000,000 shares authorized; 37,562,657 and 37,409,214 issued and outstanding at March 31, 2007 and December 31, 2006, respectively	37,563	37,409
Additional paid-in capital	44,753,200	44,337,458
Accumulated deficit	(36,892,621)	(34,275,198)
Total stockholders’ equity	7,898,142	10,099,669
Total liabilities and stockholders’ equity	$13,278,226	$16,103,853

 The accompanying notes are an integral part of these condensed consolidated financial statements.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended
	March 31, 2007	March 31, 2006
Revenues:
Product sales	$381,078	$132,200
Grant income	115,366	252,480
Total revenues	496,444	384,680

Operating expenses:
Cost of product sales	114,362	49,768
Research and development	1,587,774	1,396,278
Sales and marketing	249,010	109,979
General and administrative	1,174,562	1,054,089
In-process research and development	-	1,602,239
Total operating expenses	3,125,708	4,212,353

Operating loss	(2,629,264)	(3,827,673)

Other income (expense):
Interest income	130,129	108,832
Interest expense	(118,288)	(181,816)
Other income (expense), net	11,841	(72,984)

Net loss	$(2,617,423)	$(3,900,657)
Basic and diluted net loss per common share	$(0.07)	$(0.15)
Shares used in computing basic and diluted net loss per common share	36,331,674	26,876,209

The accompanying notes are an integral part of these condensed consolidated financial statements.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended,
	March 31, 2007	March 31, 2006
Operating activities
Net loss	$(2,617,423)	$(3,900,657)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	129,216	99,354
Stock-based compensation	403,294	380,905
In-process research and development	-	1,602,239
Non-cash interest on line of credit and notes payable	13,827	52,926
Changes in operating assets and liabilities, net of acquisition
Accounts receivable	28,765	20,296
Prepaid expenses and other current assets	39,388	69,574
Inventory	(28,415)	(163,126)
Deposits and other assets	(3,301)	15,259
Accounts payable	(461,892)	(614,186)
Accrued expenses	297,923	155,546
Net cash used in operating activities	(2,198,618)	(2,281,870)

Investment activities
Purchases of property and equipment	(13,320)	(112,641)
Acquisition of Andara Life Science, Inc.	-	(21,190)
Net cash used in investing activities	(13,320)	(133,831)

Financing activities
Proceeds from note payable	-	4,000,000
Payments on note payable and line of credit	(369,790)	(3,000,000)
Proceeds from capital lease line	-	139,613
Payments on capital lease line	(90,341)	(66,261)
Net proceeds from issuance of common stock	12,602	448
Net cash provided by (used in) financing activities	(447,529)	1,073,800

Net decrease in cash and cash equivalents	(2,659,467)	(1,341,901)
Cash and cash equivalents at beginning of period	11,835,534	11,346,372
Cash and cash equivalents at end of period	$9,176,067	$10,004,471

Supplemental disclosure of noncash investing and financing activities
Common stock warrants issued in connection with notes payable	$-	$77,918

Acquisition of Andara Life Science, Inc.
Fair value of assets acquired	-	3,526,937
Assumed liabilities	-	(425,000)
Acquisition costs incurred	-	(189,850)
Fair value of common stock issued	-	$2,912,087

The accompanying notes are an integral part of these condensed consolidated financial statements.

Cyberkinetics Neurotechnology Systems, Inc.

Notes to Condensed Consolidated Financial Statements

1.  Nature of Business and Basis of Presentation

Cyberkinetics Neurotechnology Systems, Inc. (“Cyberkinetics” or the “Company”) is engaged in the research, development, manufacture, sale and distribution of neurological products. Cyberkinetics is developing the Andara™ Oscillating Field Stimulator (“Andara OFS System”) which is intended to restore function by regenerating nerve tissue damaged in spinal cord injury. The Company is also developing clinical products for human use designed to detect and interpret brain activity in real time. Cyberkinetics operates one business segment, which is the development, manufacturing and marketing of neurological products. Since its inception on May 2, 2001, the Company has devoted its efforts principally to research and development, licensing of intellectual property, business development activities and raising capital.

In February 2006, the Company acquired Andara Life Science, Inc. (“Andara”), an Indiana corporation, through the merger of a wholly-owned subsidiary of Cyberkinetics with and into Andara. Prior to its acquisition, Andara was a privately-held company engaged in the development of a portfolio of programs related to the repair and regeneration of neural tissues, which were developed at the Center for Paralysis Research at Purdue University.

The Company's future capital requirements will depend upon many factors, including progress with marketing its technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in, obtaining regulatory approvals, competing technological and market developments, and its ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements.

Management expects that the Company will continue to incur negative cash flows and net losses for the foreseeable future. Based upon management's current plans, management believes that the Company's existing capital resources will be sufficient to meet the Company's operating expenses and capital requirements through at least December 2007. However, changes in management's business strategy, technology development, marketing plans or other events affecting management's operating plans and expenses, may result in the expenditure of existing cash before that time. If this occurs, the Company's ability to meet its cash obligations as they become due and payable will depend on the Company's ability to sell securities, borrow funds or some combination thereof. The Company may not be successful in raising necessary funds on acceptable terms, or at all. Having insufficient funds, the Company may be required to delay, scale back or eliminate some of its research and development activities or delay the launch of its product candidates.

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States applicable to interim periods. These statements, however, are condensed and do not include all disclosures required by accounting principles generally accepted in the United States for complete financial statements and should be read in conjunction with the Company’s consolidated financial statements and related footnotes for the fiscal year ended December 31, 2006, which are included in the Company’s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on April 2, 2007.

In the opinion of management, the unaudited financial statements contain all adjustments (all of which were considered normal and recurring) necessary to present fairly the Company’s financial position at March 31, 2007, the results of operations for the three months ended March 31, 2007 and March 31, 2006, and cash flows for the three months ended March 31, 2007 and March 31, 2006. The preparation of the Company’s condensed consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts and disclosure of certain assets and liabilities at the balance sheet date.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year or any other interim period.

2.	Stock-Based Compensation

The Company accounts for all stock-based awards issued to employees in accordance with the provisions of SFAS No. 123 (revised 2004), Share-Based Payments (SFAS 123R). SFAS 123R requires companies to record compensation expense for stock options measured at fair value, on the date of grant, using an option-pricing model. The Company determines the fair value of stock options using the Black-Scholes valuation model. Stock-based compensation expense includes an estimate for forfeitures and is recognized over the vesting period of the award on a straight-line basis. The Company adjusts this estimate to reflect actual forfeitures at the end of each reporting period.

Cyberkinetics Neurotechnology Systems Inc.

Notes to Condensed Consolidated Financial Statements - (continued)

The Company accounts for stock-based awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF No. 96-18, Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18), under which compensation expense is generally computed and recognized over the vesting period of the award.

The Company recorded stock-based compensation of $317,019 and $201,791for the three months ended March 31, 2007 and 2006 for stock-based awards granted to employees, respectively.

The weighted-average fair values of options granted during the three months ended March 31, 2007 and 2006 were $0.98 and $1.07 per share, respectively. Forfeitures were estimated based on historical experience and the Company expects forfeitures to be 5% annually. The following assumptions were made for options granted during the three months ended March 31, 2007 and 2006:

	2007	2006
Expected volatility (1)	105%	100%
Expected dividend yield (2)	0%	0%
Expected lives of options (in years) (3)	6.25	6.25
Risk-free interest rate (4)	4.55%	4.78%

(1)
The Company's common stock is approved for quotation on the Over-the-Counter Bulletin Board and began trading on October 15, 2004. Based on this short trading history, prior to 2007, the Company determined the expected volatility based on public small capitalization stocks with significant risk (scientific or otherwise), which tend to have a relatively high volatility. In 2007, the Company began calculating volatility based on its historical stock price.

(2)	No cash dividends have been declared on the Company's common stock since the Company's inception and the Company does not anticipate paying cash dividends over the expected term of the option.

(3)	The expected life is generally determined using the short-cut method permitted under SAB No. 107.

(4)	The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with maturity dates equivalent to the expected term of the option.

As of March 31, 2007, there was $2,020,353 of total unrecognized compensation cost related to non-vested options granted to employees under all equity compensation plans. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. The Company expects to recognize that cost over a weighted-average period of 2.16 years.

A summary of option activity for all plans for the three months ended March 31, 2007 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Yrs.)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	4,188,391	$0.76
Granted	433,800	$1.17
Exercised	(126,020)	$0.10
Forfeited	(3,171)	$1.28
Outstanding at March 31, 2007	4,493,000	$0.82	8.26	$1,893,589
Exercisable at March 31, 2007	2,652,139	$0.43	7.70	$1,769,980

Cyberkinetics Neurotechnology Systems Inc.

Notes to Condensed Consolidated Financial Statements - (continued)

The aggregate intrinsic value included in the table above represents the difference between the exercise price of the options and the market price of the Company's common stock for the options that had exercise prices that were lower than the $0.90 market price of the Company's common stock at March 31, 2007. The total intrinsic value of stock options exercised during the three months ended March 31, 2007 and 2006 was $109,637 and $1,628, respectively, determined on the date of exercise. During the three months ended March 31, 2007 and 2006, the Company received proceeds of $12,602 and $448, respectively, from the exercise of stock options.

Stock options issued to consultants have been recorded at fair value using the Black-Scholes option-pricing model. During the three months ended March 31, 2007 and 2006, the Company recorded stock-based compensation expense related to options issued to non-employees of $86,275 and $148,739, respectively.

3.	Net Loss Per Share

The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share (SFAS 128), and related interpretations. Under the provisions of SFAS 128, basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding. Diluted net loss per common share is computed by dividing net loss by the weighted-average number of common shares and dilutive common share equivalents then outstanding. Common share equivalents consist of the incremental common shares issuable upon the exercise of stock options and warrants. The Company has excluded the impact of all unvested restricted stock, stock options and warrants from the calculation of historical diluted net loss per common share because all such securities are antidilutive for all periods presented. As part of the Andara acquisition which closed during the first quarter of 2006, the Company issued 3,029,801 shares of common stock, of which 993,377 shares of common stock were issued pursuant to a restricted award and are subject to forfeiture. The shares subject to forfeiture have been excluded from the calculation of net loss per share. During 2006, the Company issued 100,000 shares of restricted stock to an employee. Such shares of restricted stock have been excluded from the calculation of net loss per share. The shares in escrow issued in connection with an Agreement and Plan of Merger in October 2004, which were cancelled in 2006, have been excluded from the calculation for all periods presented.

The following potentially dilutive, common share equivalents were excluded from the calculation of diluted and pro forma net loss per common share because their effect was anti-dilutive for each of the periods presented:

	As of
	March 31, 2007	March 31, 2006
Options	4,493,000	4,023,933
Warrants	10,585,398	6,079,410
Restricted stock	1,093.377	993,377
Total	16,171,775	11,096,720

4.	Inventory

Inventory consists of the following:

	March 31, 2007	December 31, 2006
Raw materials	$160,937	$164,739
Work in process	324,837	317,413
Finished goods	240,588	215,795
Total	$726,362	$697,947

 Cyberkinetics Neurotechnology Systems Inc.

Notes to Condensed Consolidated Financial Statements - (continued)

5.	Property and Equipment

Property and equipment consist of the following:

	March 31,	December 31,
	2007	2006	Useful Life
Computer equipment	$256,231	$252,911	3 years
Software	203,807	193,806	3 years
Furniture and fixtures	61,445	61,445	3 years
Machinery and equipment	790,647	790,647	3 to 5 years
Leasehold improvements	59,896	59,896	Remaining lease term
	1,372,026	1,358,705
Less accumulated depreciation	(852,508)	(789,449)
Property and equipment, net	$519,518	$569,256

Depreciation expense, which includes amortization of assets under capital leases, was $63,059 and $63,460 for the three months ended March 31, 2007 and March 31, 2006, respectively.

6.	Commitments

Operating Leases

The Company leases office space in Foxborough, Massachusetts and office and laboratory space in Salt Lake City, Utah which is used for manufacturing and research and development. The Foxborough, Massachusetts lease expires on May 31, 2008, and the Company has an option to renew the lease at the end of the initial term for an additional five-year term. The Salt Lake City, Utah lease expires on November 30, 2009 and the Company has an option to renew the lease at the end of the initial lease term for an additional five-year term. Future minimum lease payments required under noncancellable operating leases at March 31, 2007, are as follows:

Period ending December 31:
2007	$254,708
2008	254,005
2009	181,500
Total minimum lease commitments	$690,213

Capital Leases

In October 2003, the Company entered into a loan and security agreement (the “Capital Lease Line”) with General Electric Capital Corporation (the “lender”) that allows the Company to borrow funds to finance the purchase of equipment, hardware, leasehold improvements and software. The Company may borrow up to $1,300,000 under this Capital Lease Line. As of March 31, 2007, the Company had borrowed approximately $1,200,000 under the Capital Lease Line. All borrowings under the Capital Lease Line are collateralized by the assets financed. In connection with the Capital Lease Line, the Company issued to the lender a warrant to purchase up to 20,000 shares of Series A Preferred Stock in 2003. Such warrant has since been converted to a warrant to purchase 20,000 shares of the Company’s common stock. The warrant, valued at $10,506 under the Black-Scholes model, is exercisable at the option of the holder at $1.00 per share, and expires ten years from the date of issuance. The Company recorded the fair value of this warrant as a deferred financing cost which is being amortized as interest expense over the term of the Capital Lease Line. The Capital Lease Line will expire upon the termination of the last remaining lease schedule which, as of March 31, 2007, is June 22, 2010.

All financings under the Capital Lease Line have a term of 42 months, a $1.00 buyout option and monthly payments ranging from approximately 2.7% to 2.9% of the total cost of the equipment financed.

Cyberkinetics Neurotechnology Systems Inc.

Notes to Condensed Consolidated Financial Statements - (continued)

Future minimum cash payments under the Capital Lease Line at March 31, 2007 are as follows:

Period ending December 31:
2007	$232,097
2008	170,797
2009	87,701
2010	16,738
507,333
Less amount representing interest	(51,446)
Present value of minimum future payments	455,887
Less current portion of capital leases	(244,208)
Long-term portion of capital leases	$211,679

7.	Notes Payable

On December 27, 2005, the Company entered into a Loan and Master Security Agreement (the “Loan Agreement”) with General Electric Capital Corporation (the “Lender”). The Loan Agreement provides for borrowings in an amount up to $6,000,000, of which $4,000,000 became available immediately (“Tranche 1”) and the remaining $2,000,000 would be available upon the achievement of certain milestones. Because we did not meet these milestones, the remaining $2,000,000 is no longer available to the Company. As a condition to borrowing any funds under Tranche 1, the Company was required to pay all amounts outstanding and due under the Company's existing $3,000,000 revolving line of credit with Silicon Valley Bank (“Line of Credit”) and fully satisfy and discharge all related liens, claims and encumbrances on our property and intellectual property. Borrowings are collateralized by the assets of the Company, excluding intellectual property. The Loan Agreement provides for customary conditions to the Company's ability to borrow, as well as customary covenants and default provisions. The Loan Agreement also contains certain acceleration clauses. Borrowings under the agreement bear interest at the Federal Reserve's Three (3) year Treasury Constant Maturities Rate plus 4.2 percent. The Company is required to make interest only payments on all draw-downs for the first six months and the remaining principal and interest will be repaid over 30 months. In connection with the execution of the Loan Agreement, the Company issued to the Lender a ten-year warrant to purchase up to 71,301 shares of common stock at an exercise price of $1.40 per share. The Company recorded the fair value of the warrant of $97,246 as deferred financing cost which amount is being amortized as interest expense over the term of the Loan. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.75%, no dividend yield, and a 10-year term.

On January 5, 2006, Company paid all amounts due and owing under the Line of Credit.

On January 10, 2006, the Company borrowed $4,000,000 under the Loan Agreement (the “Initial Borrowing”). The Initial Borrowing bears interest at 10.72% annually and interest only is payable for six months; thereafter, the Initial Borrowing will be payable in thirty equal monthly payments of principal plus interest of $152,588. If the Company fails to pay any amounts borrowed when due, the Lender may declare that all amounts borrowed pursuant to the Loan Agreement are immediately due and payable. In connection with the Initial Borrowing, the Company issued to the Lender a ten-year warrant to purchase up to 55,944 shares of the Company's common stock at an exercise price of $1.79 per share. The warrant was valued under the Black Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.75%, no dividend yield and a 10-year term. The Company recorded the fair value of the warrant of $77,918 as a deferred financing cost which amount is being amortized as interest expense over the thirty-six month term of the loan.

Future minimum cash payments with respect to the Initial Borrowing are as follows as of March 31, 2007:

Period ending December 31:
2007	$1,170,452
2008	1,713,714
2009	151,237
Total	3,035,403
Less current portion of loan	(1,581,890)
Long-term portion of loan	$1,453,513

Cyberkinetics Neurotechnology Systems Inc.

Notes to Condensed Consolidated Financial Statements - (continued)

8.	Preferred Stock

As of March 31, 2007 and December 31, 2006, the Company had 50,000,000 shares of preferred stock authorized and no shares issued and outstanding.

9.	Related Party Transactions

During the three months ended March 31, 2007 and 2006, the Company recognized product sales of $80,000, and $0 to Brown University, respectively. The Company's Chief Scientific Officer, who is also a member of the Company's Board of Directors, is a professor and the Chairman of the Neuroscience Department at Brown University. There were no amounts due from Brown University at March 31, 2007 and December 31, 2006.

The Company recognized product sales of $10,500 and $20,000 to the University of Chicago during the three months ended March 31, 2007 and 2006, respectively. A member of the Company's Board of Directors is an assistant professor at the University of Chicago. Amounts due from the University of Chicago at March 31, 2007 and December 31, 2006 totaled $0 and $2,032, respectively.

10.	Licensing Arrangements

In connection with the acquisition of Andara in February 2006, the Company became the licensee of an exclusive, sublicenseable, royalty bearing license with Purdue Research Foundation (“PRF”) for the development and commercialization of the PRF technology pertaining to the Andara™ OFS™ system and the Andara™ OFS Plus™ system, and a series of neurotrophic and other drugs to be utilized with the Andara OFS™ system or on their own. The Company agreed to pay royalties to PRF based upon gross receipts generated from the various licensed products. The OFS Plus™ technology is co-licensed from Indiana University Research and Technology Corporation (“IURT”). The Company has not yet generated any gross receipts related to the PRF technology. The Company agreed to pay a 3% royalty on product sales of the Andara™ OFS™ system and a 6% royalty on product sales of the Andara™ OFS Plus™ system. The Company may reduce, by up to 50%, the royalties due to PRF by the royalties paid to third parties provided the reductions do not exceed 50% during any given annual reporting period. The Company is not required to make any milestone payments related to the Andara™ OFS™ system and Andara™ OFS Plus™ system. For the remaining licensed products, the Company is obligated to make up to four milestone payments to PRF for each product; one at the completion of each clinical trial phase I, II and III, respectively and one at the time of the product launch. The milestone payments range from $30,000 due at completion of clinical trial phase I to $1,500,000 due at the time of product launch. Such payments vary in scale depending on potential market size of the product. The Company is obligated to make annual maintenance payments to PRF of $100,000 beginning in 2009, $250,000 in 2010 through 2012 and $500,000 in 2013 and beyond. These maintenance payments may be credited against any royalties or other payments due to PRF during the same annual period. This license agreement will terminate at the later of either the expiration of the last valid claim upon the patents or the tenth-year anniversary of the first commercial shipment of a licensed product.

11.	Recently Issued Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006, and the provisions of FIN 48 will be applied to all tax positions accounted for under SFAS No. 109 upon initial adoption. The adoption of FIN 48 did not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company as of January 1, 2008. The Company is currently evaluating the impact, if any, of SFAS No. 157 on its consolidated financial statements.

Cyberkinetics Neurotechnology Systems Inc.

Notes to Condensed Consolidated Financial Statements - (continued)

 In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact, if any, of adopting SFAS No. 159 on its financial position and results of operations.

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Forward Looking Statements

The following discussion of consolidated financial condition and results of operations of the company should be read in conjunction with the unaudited financial statements and the related notes thereto included elsewhere in this Form 10-QSB. Except for the historical information contained herein, the following discussion, as well as other information in this report, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the “safe harbor” created by those sections. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Forward-looking statements include, but are not limited to, statements concerning our future expectations, plans, prospects and future operating results as well as projections of cash and marketable securities and sufficiency of funding for capital expenditures. Actual results may differ materially from those indicated by these forward-looking statements as a result of various factors including risks related to: our access to additional capital; our ability to obtain additional funding to support our business activities; our dependence on third parties for development, manufacture, marketing, sales and distribution of our products; our development of products; our ability to obtain and maintain patent protection for our discoveries and products; and our limited operating history; as well as those risks more fully discussed in the “risk factors” section of the Form 10-KSB filed with the Securities and Exchange Commission on April 2, 2007. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this release.

Overview

Cyberkinetics. Cyberkinetics Neurotechnology Systems, Inc. is a medical device company focused on developing products to treat neurological diseases and injuries involving the spinal cord and peripheral nerves. Specifically the company has (i) electrical stimulation technologies for nerve growth; and (ii) neural implants combined with signal processing apparatus that access and interact with the cerebral cortex and motor cortex at the level of individual cells. Our product pipeline currently includes: (i) the Humanitarian Use Device designated Andara™ OFS System that is intended to restore function by regenerating nerve tissue damaged in spinal cord injury; (ii) the BrainGate System, currently in clinical evaluation, which is intended to allow a disabled person to control a computer using thought alone; and (iii) the NeuroPort TM System, which is a 510(k)-cleared entry in the market for invasive neurosurgical monitoring. Our strategy is to leverage our core proprietary technologies to become a leader in the field of neurotechnology. We also manufacture and market to researchers for use in preclinical studies a line of neural recording arrays and data acquisition systems.

The Andara™ OFS System is designed to regenerate and reconnect neural fibers that have been damaged by disease or injury in order to restore function. The BrainGate System is designed to detect and interpret real-time brain activity. Our NeuroPort™ System is designed to allow short-term, post-operative recording and monitoring of the brain’s electrical activity in connection with neurological procedures where the cortex of the brain is exposed via a craniotomy. If we cannot demonstrate through clinical testing on humans or other means that the Andara™ OFS System, BrainGate System or other products under development and testing are safe and effective, we will not be able to obtain regulatory approvals in the U.S. or other countries for the commercial sale of these products. If we are not able to obtain or maintain regulatory approvals for use of the Andara™ OFS System, the BrainGate System, the NeuroPort™ System or our other products under development, or if the patient populations for which they are approved are not sufficiently broad, the commercial success of these products may be significantly limited or impossible to achieve.

The long-term success of our business is dependent on the development and commercialization of advanced neurological products such as the Andara™ OFS System and BrainGate and NeuroPort™ Systems. We have been unprofitable since our inception in May 2001 and we expect to incur substantial additional operating losses for the foreseeable future as we continue to expand our product development activities. As of March 31, 2007, our accumulated deficit was $36,893,000. We expect to incur substantial losses for the next several years as we:

·	continue to develop the Andara™ OFS System, the BrainGate System and the NeuroPort™ System;

·	continue to enroll new patients in our clinical studies;

·	develop and commercialize our product candidates, if any, that receive regulatory approval;

·	continue to expand our research and development programs;

·	acquire or in-license products, technologies or businesses that are complementary to our own; and

·	incur general and administrative expenses related to operating as a public company.

We have a limited history of operations. Through March 31, 2007, we have generated limited revenue from product sales and from grant income. Since inception we have financed operations primarily through private placements of equity securities, capital lease and debt facilities, and to a much more limited extent, revenue from product sales and sponsored research. Our business is subject to significant risks, including, but not limited to, the risks inherent in our ongoing clinical trials and the regulatory approval process, the results of our research and development efforts, competition from other products and uncertainties associated with obtaining and enforcing intellectual property rights. Accordingly, our activities to date are not as broad in depth or in scope as the activities we may undertake in the future, and our operating results or financial position or our lack of profitably as a commercial enterprise are not necessarily indicative of our future operating results.

Cyberkinetics became a publicly traded entity through a reverse merger. We were originally incorporated in the State of Nevada on February 6, 2002 as Trafalgar Ventures Inc. (“Trafalgar”). On July 23, 2004, Trafalgar, certain stockholders of Trafalgar, Trafalgar Acquisition Corporation, a Nevada corporation (“Merger Sub”), and Cyberkinetics, Inc., a privately-held Delaware corporation (“Cyberkinetics”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Trafalgar, through its wholly-owned subsidiary, Merger Sub, agreed to acquire Cyberkinetics in exchange for shares of Trafalgar's common stock (the “Merger”). The Merger closed on October 7, 2004. Immediately upon closing, Trafalgar effected a reincorporation from the State of Nevada to the State of Delaware and a corporate name change to “Cyberkinetics Neurotechnology Systems, Inc.” Until the effective time of the Merger with Cyberkinetics, we were in the business of mineral exploration, but had not generated revenues from operations. Post-merger, we ceased all operations in the mineral exploration industry and now we operate as the parent company of Cyberkinetics.

In February 2006, we acquired Andara™ Life Science, Inc. (“Andara™”), an Indiana corporation, through the merger of a wholly-owned subsidiary of ours with and into Andara™ (the “Andara™ Merger”). Prior to its acquisition by us, Andara™ was a privately held company engaged in the development of a portfolio of programs related to the repair and regeneration of neural tissues, which were developed at the Center for Paralysis Research at Purdue University.

Andara™ was acquired pursuant to the terms and conditions of an Agreement and Plan of Merger dated February 14, 2006 (the “Andara™ Merger Agreement”), among us, Andara™ and Andara™ Acquisition Corp (“Acquisition”), a wholly-owned subsidiary of ours, on the filing of a Certificate of Merger in the State of Delaware and Articles of Merger in the State of Indiana. Acquisition merged with and into Andara™ and all of the issued and outstanding capital stock of Andara™ was exchanged for an aggregate of 3,029,801 shares of our common stock, $0.001 par value per share (“Common Stock”), of which 993,377 shares of Common Stock were issued pursuant to a restricted stock award and subject to forfeiture (the “Restricted Stock”). As a result of the Andara™ Merger, Andara™ became a wholly-owned subsidiary of ours. The Restricted Stock is subject to forfeiture if certain specific milestones are not achieved by the surviving corporation within thirty-six (36) months of the Andara™ Merger.

Research and Development. Our research and development activities have been primarily focused on the development of the Andara™ OFS System, the BrainGate System and the NeuroPort™ System. Our research and development expenses consist primarily of compensation and other expenses for research and development personnel, fees paid to engineering consultants, non-cash stock compensation expense, costs associated with the clinical trials of our product candidates, supplies and materials, depreciation and facility costs. We charge all research and development expenses to operations as they are incurred.

During 2007 our research and development activities principally related to obtaining regulatory approval for the Andara™ OFS System, and to a lesser extent the pilot clinical trial of the BrainGate System and the development of the NeuroPort™ System. A significant portion of this spending consisted of outside consulting services for the Andara™ OFS System and, to a lesser extent, the BrainGate System.

In the future, our rate of spending is likely to increase as we develop the portfolio of product candidates recently acquired from Andara. These product candidates include the proprietary Andara™ Oscillating Field Stimulator, which we are preparing to launch in 2007 if we receive FDA clearance. The rate of spending on the BrainGate System is also likely to increase as additional clinical trials are performed. The initial version of the BrainGate System is not expected to be commercially launched for at least several years, if at all. We have also initiated development of a completely implantable sensor and signal transmission system for long-term use that can be operated by the user outside of the hospital setting which will take longer to develop and is expected to be launched after the initial version of the BrainGate System. We may also commence a pilot clinical trial on the Andara™ OFS PLUS System in 2008. While we cannot estimate with any certainty the time required for commercial approval of the BrainGate System or the Andara OFS System, we expect that we will need to raise substantial additional capital in order to continue development of these advanced neurological products.

At this time, due to the risks inherent in the clinical trial process and given the early stage of development of our product candidates, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization. However, we expect our research and development costs to be substantial and to increase as we continue the development of current product candidates, and the expansion of our research programs.

The lengthy process of seeking regulatory approvals for our product candidates, and the subsequent compliance with applicable regulations, requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations. We cannot be certain when, if ever, any net cash inflow from any of our current product candidates will commence.

Three Months Ended March 31, 2007 and 2006

Revenues

Product Sales and Gross Margin.  Since the Company's inception in May 2001, our business focus has been on the development of our advanced neurological product candidates, such as the NeuroPort™ and BrainGate™ Systems and, in 2006 and 2007, the Andara™ OFS™ Therapy. We also sell our Research Products line of neural recording arrays and data acquisition systems to neuroscience researchers. We expect that our sales from Research Products will continue to be limited and continue to fluctuate. For the three months ended March 31, 2007, product sales increased $249,000 to $381,000 from $132,000 for the three months ended March 31, 2006. The increase in sales was principally related to an increase in the number of units sold. The gross margin on product sales was approximately 70% and 62% for the three months ended March 31, 2007 and 2006, respectively. The increase in gross margin for the three months ended March 31, 2007 is principally a result of the mix of products sold.

Grant Income.  Revenue from grants decreased $137,000 to $115,000 for the three months ended March 31, 2007 from $252,000 for the three months ended March 31, 2006. Grant revenue is realized from our subcontract with Case Western Reserve University. The decrease in grant revenue was expected because the three months ended March 31, 2006 included revenue for services performed from September 2005, the initial period covered by the subcontract, through March 31, 2006, the date the agreement was signed. Under our revenue recognition policy we do not recognize revenue until we have received a signed contract and, accordingly, revenue associated with the services rendered from September 2005 through December 2005 was deferred at December 31, 2005.

Expenses

Research and Development.  Research and development expenses increased $192,000 to $1,588,000 for the three months ended March 31, 2007 from $1,396,000 for the three months ended March 31, 2006. The increase was principally due to a $317,000 increase in outside consulting services primarily associated with finalizing the manufacturing design and process and preparing the FDA submission for the Andara™ OFS™ system. The increase in spending for our Andara program was partially offset by a decrease of $125,000 in spending primarily related to our BrainGate and NeuroPort™ programs.

Sales and Marketing.  Sales and marketing expenses increased $139,000 to $249,000 for the three months ended March 31, 2007 from $110,000 for the three months ended March 31, 2006. The increase is the result of a $65,000 increase in compensation expenses related primarily to developing a sales and marketing organization to prepare for the launch of the Andara™ OFS™ System. The remaining increase principally consists of outside consulting services and other operating costs associated with initial marketing efforts for the anticipated launch of the Andara™ OFS™ System which could occur later in 2007.

General and Administrative.  General and administrative expenses increased $121,000 to $1,175,000 for the three months ended March 31, 2007 as compared to $1,054,000 for the three months ended March 31, 2006. The increase is primarily due to a $74,000 increase in compensation expense for our general and administrative staff, including compensation expense incurred as a result of our hiring a Chief Financial Officer in September 2006. The remaining increase primarily consists of an increase in stock-based compensation of $36,000 principally related to stock options and restricted stock granted to our Chief Financial Officer.

Other Income and Expenses

Other Income (Expense), Net.  Interest income increased $21,000 to $130,000 for the three months ended March 31, 2007 from $109,000 for the three months ended March 31, 2006. The increase in interest income was primarily the result of a higher rate of return on invested balances. Interest expense decreased $64,000 to $118,000 for the three months ended March 31, 2007 from $182,000 for the three months ended March 31, 2006. The decrease is related to lower average borrowings.

Net Loss

Net Loss.  Net loss decreased $1,284,000 to $2,617,000 for the three months ended March 31, 2007 as compared to $3,901,000 for the three months ended March 31, 2006. The net loss in 2006 included a charge of $1,602,000 for in-process research and development recorded in connection with the acquisition of Andara. Excluding the in-process research and development charge, net loss increased $268,000 which primarily reflects increased engineering, manufacturing and marketing efforts related to the anticipated launch of the Andara™ OFS System in 2007. Our net loss per common share decreased $0.08 per share to $0.07 per share for the three months ended March 31, 2007 from $0.15 per share for the three months ended March 31, 2006. The decrease in net loss per share was due to a decrease in net loss and to an increase in the weighted average common shares outstanding. The weighted average common shares outstanding increased by 9,456,000 to 36,332,000 for the three months ended March 31, 2007 from 26,876,000 for the three months ended March 31, 2006. Weighted-average common shares outstanding increased primarily as a result of the issuance of 8,337,000 shares in connection with the private placement in October 2006 and the issuance of 2,036,000 unrestricted shares in connection with the acquisition of Andara Life Science, Inc. in February 2006.

Liquidity and Capital Resources

Since inception we have financed operations primarily through private placements of equity securities, capital lease and debt facilities, and to a much more limited extent, revenue from product sales and sponsored research. We have received net proceeds of $34,550,000 from private placements of equity securities through March 31, 2007. We also borrowed $5,201,000 through March 31, 2007 under various debt facilities. As of March 31, 2007, we had $9,176,000 of cash and cash equivalents on hand.

Net cash used in operating activities was $2,199,000 for the three months ended March 31, 2007. The primary use of cash was to fund our operating losses. The net loss for the three months ended March 31, 2007 was $2,617,000. Included in this loss were non cash expenses totaling $546,000 consisting of stock-based compensation expense of $403,000, depreciation and amortization expense of $129,000 and non cash interest expense of $14,000. The use of cash for operations included costs associated with preparing for the anticipated launch of the Andara™ OFS™ System, continued efforts on our BrainGate and NeuroPort™ programs and costs associated with operating as a public company. Working capital changes affecting our cash position include a use of cash of $164,000 due to a change in accounts payable and accrued expenses and $28,000 to increase inventory offset partially by a decrease in accounts receivable of $29,000 and a decrease of $39,000 in prepaid expenses and other assets.

Net cash used in investing activities was $13,000 for the three months ended March 31, 2007. We used cash to purchase equipment primarily for use in our manufacturing and research and development activities.

Net cash used in financing activities was $448,000 for the three months ended March 31, 2007. We made payments of $370,000 and $90,000 under our notes payable and capital lease line, respectively. In addition, we received $13,000 in proceeds from the issuance of common stock related to the exercise of stock options.

Our future capital requirements will depend upon many factors, including advancement of our research and development programs and clinical studies, progress with marketing our technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in obtaining, regulatory approvals, competing technological and market developments, and our ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements.

We expect to continue to incur significant negative cash flows and net losses for the foreseeable future. Based upon our current plans, we believe that our existing capital resources as of March 31, 2007 are sufficient to meet our operating expenses and capital requirements through at least December 2007. However, changes in our business strategy, technology development or marketing plans or other events affecting our operating plans and expenses may result in the expenditure of our existing cash before that time. If this occurs, our ability to meet our cash obligations as they become due and payable will depend on our ability to sell additional equity securities, to borrow funds or to obtain funding through some combination thereof. We may not be successful in raising any necessary funds on acceptable terms, or at all. Without sufficient funds, we would be forced to delay, scale back or eliminate some of our research and development activities or delay the launch of our product candidates. Ultimately, if we were unable to raise sufficient additional financing, we will not be able to continue our operations.

We may seek to increase our cash reserves by obtaining additional funding through public or private financing, including the placement of shares of preferred or common stock, collaborative arrangements with strategic partners, or through additional borrowing under our Loan Agreement.

 Off-Balance Sheet Arrangements

As of March 31, 2007, we had no off-balance sheet arrangements.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements:

Revenue Recognition.  We recognize revenue from product sales and research grants from the U.S. government through the Small Business Innovative Research (“SBIR”) program. Product sales consist of sales of our line of brain-computer interface equipment to universities and research hospitals involved in neurological research. Product sales are recognized in accordance with SEC Staff Accounting Bulletin (SAB) 104, Revenue Recognition, when persuasive evidence of an arrangement exists, fees are fixed or determinable, delivery has occurred and collection is reasonably assured. Revenue is not recognized until title and risk of loss have transferred to the customer, which generally occurs at the time of shipment. Terms for customers are generally FOB shipping. The product operates without any custom configuration or installation. Product sales do not contain multiple elements. Following shipment, there are no customer acceptance requirements or installation obligations or continuing service requirements incumbent on us. Terms of product sales contain no contractual rights of return. In practice, we have not experienced or granted rights of return.

We recognize revenues from research grants as reimbursable eligible costs are incurred. Eligible costs typically include direct labor costs, other direct costs as outlined in the grant, such as lab materials and supplies and consulting costs, and an overhead allocation as specifically defined by the grant. In accordance with Emerging Issues Task Force (EITF) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, we record grant revenues on a gross basis as we are the primary obligor with respect to our research and development activities. We are subject to grant audits as required by the Department of Health and Human Services. Audits may result in adjustments to the amount of grant revenues recorded and funds received. Historically, we have not been required to make any adjustments to the amount of grant revenues recorded and funds received as a result of grant audits.

Accounts Receivable.  Accounts receivable represent amounts due from customers for goods shipped. We generally extend 30-day payment terms to our customers, and we do not require collateral. We periodically assess the collectibility of our receivables and establish reserves, as necessary, based on various considerations including customer credit history, payment patterns, and aging of accounts. Once management determines an account receivable is not collectible, the account is written off. We have not experienced significant collection problems to date. If our collection history or aging of accounts receivable deteriorates, we may have to record a charge to operations to establish an allowance for doubtful accounts.

Inventories.  Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. Inventories consist of raw materials, work-in-process and finished goods. We periodically review our inventory for excess, obsolescence or quality issues. Should we conclude that we have inventory for which we cannot recover our costs as a result of such review, we would have to record a charge to operations classified as cost of products sold.

Property and Equipment and Identifiable Intangible Assets.  We periodically review our property and equipment and identifiable intangible assets for impairment. In determining whether an asset is impaired, we must make assumptions regarding recoverability of costs, estimated future cash flows from the asset, intended use of the asset and other related factors. If these estimates or their related assumptions change, we may be required to record impairment charges for these assets.

Goodwill.  In assessing the recoverability of our goodwill, we make assumptions, at least annually, regarding its fair value, including estimated future cash flows and other factors. We currently make this annual assessment as of October 1 each year. This process is subjective and requires judgment. If these estimates or their related assumptions change in the future, or if actual cash flows are below estimates, we may be required to record goodwill impairment charges.

Acquired In-Process Research and Development  During the first quarter of 2006, we recorded a charge of $1,602,000 related to the write-off of acquired in-process research and development, or IPR&D, related to the purchase of research and development obtained in the acquisition of Andara Life Science, Inc. The amount expensed as IPR&D represents the estimated fair value of purchased in-process technology for projects that, as of the acquisition date, had not reached technological feasibility and had no alternative future use. The estimated fair value of these projects was determined based on the use of a discounted cash flow model using a discount rate of 36%.

As of March 31, 2007, we estimated future research and development expenses of approximately $12,895,000 would be incurred to complete the Andara OFS and Andara OFS PLUS projects. These projects, which were in various stages of development, from preclinical through pilot clinical trials are, unless they have been discontinued, expected to reach completion at various dates ranging from 2007 through 2013.

 The major risks and uncertainties associated with the timely and successful completion of these projects are that we will not be able to confirm the safety and efficacy of the technology with data from clinical trials and that we will not be able to obtain necessary regulatory approvals. No assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of such projects will materialize, as estimated. For these reasons, among others, actual results may vary significantly from estimated results.

Stock-Based Compensation.  Prior to January 1, 2006, we accounted for stock-based awards issued to employees under our stock-based compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. Accordingly, no compensation expense was recorded for options awarded to employees with exercise prices equal to or in excess of the stock's fair market value on the grant date. We elected to adopt, for periods prior to January 1, 2006, the disclosure requirements of FASB Statement No. 123, Accounting for Stock-Based Compensation , as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure (collectively, SFAS 123) which used a fair value based method of accounting for share-based awards. Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payments (SFAS 123R) using the modified prospective transition method. In conjunction with the adoption of SFAS 123R, we applied the principles of Staff Accounting Bulletin No. 107 (SAB 107), which provides guidance on the implementation of SFAS 123R.

SFAS 123R requires companies to record compensation expense for stock options measured at fair value, on the date of grant, using an option-pricing model. We elected to determine the fair value of stock options using the Black-Scholes valuation model, which is consistent with our valuation techniques previously utilized under SFAS 123. The use of the Black-Scholes valuation model requires us to make assumptions regarding the expected term of the option, the forfeiture rate and the volatility of the underlying stock.

On November 10, 2005, the FASB issued FASB Staff Position SFAS 123R-3, Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards. We have elected to adopt the alternative transition method provided by the FASB Staff Position for calculating the tax effects (if any) of stock-based compensation expense pursuant to SFAS 123R. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation, and to determine the subsequent impact to the additional paid-in capital pool and the consolidated statements of operations and cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123R.

We account for stock-based awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF No. 96-18, Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18), under which compensation expense is generally computed and recognized over the vesting period of the award.

Recently Issued Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006, and the provisions of FIN 48 will be applied to all tax positions accounted for under SFAS No. 109 upon initial adoption. The adoption of FIN 48 did not have a material impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company as of January 1, 2008. We are currently evaluating the impact, if any, of SFAS No. 157 on our consolidated financial statements.

 In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Company on January 1, 2008. We are currently evaluating the impact, if any, of adopting SFAS No. 159 on our financial position and results of operations.

Item 3. Controls and Procedures.

Disclosure Controls and Procedures.

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act. The Company’s Chief Executive Officer and Chief Financial Officer have further concluded that, as of the end of such period, the Company’s controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting.

There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the Company’s fiscal quarter ended March 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Part II: Other Information

Item 1. Legal Proceedings

We are not a party to any material legal proceedings.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

Not applicable.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

On May 10, 2007, the Company issued a press release announcing its financial results for the quarter ended March 31, 2007. A copy of this press release is attached hereto as Exhibit 99.1.

Item 6. Exhibits

The exhibits listed in the Exhibit Index immediately preceding such Exhibits are filed with or incorporated by reference in this report.

SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

By:	/s/ Timothy R. Surgenor
Timothy R. Surgenor President and Chief Executive Officer (Principal Executive Officer)
Date: May 15, 2007

By:	/s/ Kurt H. Kruger
Kurt H. Kruger
Chief Financial Officer (Principal Financial Officer) Date: May 15, 2007

EXHIBIT INDEX

31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 *	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 *	Press release dated May 10, 2007 announcing results for the quarter ended March 31, 2007.

*
This exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

Exhibit 31.1

CERTIFICATIONS

I, Timothy R. Surgenor, Principal Executive Officer, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc. (the “Company”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.
The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the   Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has  materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting;  and

5.
The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: May 15, 2007
/s/ Timothy R. Surgenor
Timothy R. Surgenor Principal Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Kurt H. Kruger, Principal Financial Officer, certify that:

1.	I have reviewed this quarterly report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc. (the “Company”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.
The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.
The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: May 15, 2007
/s/ Kurt H. Kruger
Kurt H. Kruger Principal Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Quarterly Report on Form 10-QSB of Cyberkinetics Neurotechnology Systems, Inc. (the “Company”) for the period ended March 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2003, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Timothy R. Surgenor
Timothy R. Surgenor President and Chief Executive Officer (Principal Executive Officer)

/s/ Kurt H. Kruger
Kurt H. Kruger Chief Financial Officer (Principal Financial Officer)

May 15, 2007

     A signed original of this written statement required by Section 906 has been provided to Cyberkinetics Neurotechnology Systems, Inc. and will be retained by Cyberkinetics Neurotechnology Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1

Cyberkinetics Announces Results for the First Quarter Ended March 31, 2007

 FOXBOROUGH, Mass., May 10, 2007 (BUSINESS WIRE) -- Cyberkinetics Neurotechnology Systems, Inc. (OTCBB: CYKN; "Company;" "Cyberkinetics"), a neurotechnology company focused on neurostimulation and neural sensing, today released financial results for the first quarter ended March 31, 2007, and provided updates on the Company's progress on key development programs.

Total revenues for the quarter ended March 31, 2007, were $496,000 as compared to $385,000 for the quarter ended March 31, 2006. Product sales for the three months ended March 31, 2007, were $381,000 compared to $132,000 for the three months ended March 31, 2006. Grant revenue for the three months ended March 31, 2007, was $115,000 compared to $252,000 for the three months ended March 31, 2006. The Company reported a net loss of $2.6 million, or $0.07 per share, for the quarter ended March 31, 2007, compared to a net loss of $3.9 million, or $0.15 per share, for the same period of 2006. The net loss for the first quarter of 2006 contained a one-time, non-cash charge for in-process research and development of $1.6 million related to the acquisition of Andara(TM) Life Science, Inc. The Company used $2.2 million of cash to fund operations during the first quarter of 2007, as compared to $2.3 million for the first quarter of 2006. Cyberkinetics ended the quarter with approximately $9.2 million in cash and cash equivalents as compared to $11.8 million at December 31, 2006.

"We are proceeding with the execution of our strategy to build a valuable neurostimulation franchise by bringing the Andara(TM) Oscillating Field Stimulator (OFS(TM)) Therapy for acute spinal cord injuries to market by the end of 2007," stated Timothy R. Surgenor, President and Chief Executive Officer of Cyberkinetics. "Of the estimated 11,000 new spinal cord injuries in the United States each year, we believe that approximately one-third of these patients are likely to be the primary beneficiaries of the Andara(TM) OFS(TM) Therapy.

"Unfortunately, despite the very high cost of treatment and therapy for spinal cord-injured patients, they still face a poor prognosis. We are determined to market the Andara(TM) OFS(TM) Therapy as broadly as possible to reach patients with acute spinal cord injuries. We believe that the Andara(TM) OFS(TM) Therapy will become a valued tool in addressing spinal cord injuries. We understand that spine surgeons in large trauma centers have a strong interest in making the Andara(TM) OFS(TM) Therapy available to their patients. The recent request by a surgeon in Spain to provide the Andara(TM) OFS(TM) Therapy to his patient is indicative of such interest. We believe that the interest of the spine surgeons is based on our current safety data, the Andara(TM) OFS(TM) Therapy's potential to restore some sensory and motor function and our commitment to continue to collect, evaluate and disseminate clinical outcomes data.

"In February 2007, we submitted a Humanitarian Device Exemption (HDE) to the Food and Drug Administration (FDA) to obtain market clearance for the implantable Andara(TM) OFS(TM) System. Our HDE application was formally accepted by the FDA in March 2007 and is currently under review. We believe that our discussions with the FDA are progressing well and that we are on track with our stated goal of obtaining approval in late 2007. During the first quarter, we also achieved: measurable progress in the development of our marketing and clinical outcomes plans; filled several key sales and marketing positions; and met with potential Andara(TM) OFS(TM) System customers at a number of leading trauma and rehabilitation centers throughout the United States."

First Quarter and Recent Operational Highlights

The Andara(TM) OFS(TM) Therapy - Designed to Repair Nerve Damage and Restore Function

•  In February 2007, Cyberkinetics submitted a Humanitarian Device Exemption (HDE) to the Food and Drug Administration (FDA) to obtain market clearance for the implantable Andara(TM) OFS(TM) (Oscillating Field Stimulator) System. If approved, Cyberkinetics' Andara(TM) OFS(TM) System would be the first commercially available neurotechnology device designed to partially restore sensation and motor function in acute spinal cord injuries by stimulating nerve repair. The Company is preparing to launch the product, if approved, as early as the fourth quarter of 2007.

•  In April 2007, Cyberkinetics announced that the United States Patent and Trademark Office issued U.S. patent 7,199,110, entitled "Method of Treatment for Spinal Cord Injury," by the United States Patent and Trademark Office. The patent relates to the Company's Andara(TM) Oscillating Field Stimulator (OFS(TM)) Therapy neural stimulation technology platform. This patent covers the use of Cyberkinetics' Andara(TM) OFS(TM) System in combination with a growth factor, which may ultimately enable us to treat people with spinal cord and other nervous system injuries suffered months or years earlier.

• In April 2007, the Company provided its Andara(TM) Oscillating Field Stimulator (OFS(TM)) System to a Spanish motorcycle racer who recently suffered a spinal cord injury during a high speed crash. Cyberkinetics was able to accommodate the patient and his surgeon's request under the custom-made device exclusion in the European medical device regulations. The Company has also begun the regulatory process to support introduction of the device in the European markets in 2008.

Neural Interface System - BrainGate System Designed to Enable Communication and Limb Movement and NeuroPort(TM) System Designed to Detect and Predict Epileptic Seizures

• In February 2007, John P. Donoghue, Ph.D., Cyberkinetics' Chief Scientific Officer, discussed the rapidly expanding field of neuroprosthetics in a symposium entitled "Smart Prosthetics: Interfaces to the Nervous System Help Restore Independence" at the annual meeting of the American Association for the Advancement of Science (AAAS) in San Francisco, California. Dr. Donoghue, and the symposium organizer, Hunter Peckham, Ph.D., Donnell Professor of Biomedical Engineering and Orthopedics at Case Western Reserve University (Case), are working with Cyberkinetics and the Cleveland FES (Functional Electrical Stimulation) Center, to develop a neuroprosthetic system capable of restoring partial arm and hand function to people with severe paralysis due to spinal cord injury.

•  In March 2007, Dr. Donoghue discussed the potential for neural interface technology, such as that being developed by Cyberkinetics, as a way to obtain important neural signal information from the brain that might lead to improved diagnosis and treatment of epilepsy at the "Curing Epilepsy 2007: Translating Discoveries into Therapies" meeting sponsored by the National Institutes of Health in Bethesda, Maryland.

• In May 2007, Cyberkinetics' researchers and collaborators were featured in multiple presentations at the annual meeting of the American Academy of Neurology (AAN) in Boston, Massachusetts. Dr. Donoghue was a featured speaker at the "Hot Topics" plenary session entitled "Neural Interfaces to Restore Function." Leigh R. Hochberg, M.D., Ph.D., Principal Investigator in the pilot clinical trial of the BrainGate System, chaired a scientific session, entitled "Brain-Computer Interfaces: Frontiers in Neurology and Neuroscience," and presented a talk entitled "Cortical Control of Assistive Devices by Persons with Tetraplegia" on the safety and feasibility for people that are paralyzed and unable to speak to use the BrainGate System and their own thoughts to control: a computer with various software programs; off-the-shelf communication software; and other external devices, including a wheelchair.

• In May 2007, scientific findings from its ongoing pilot trials of the BrainGate Neural Interface System (BrainGate System) were presented in multiple presentations by engineers from Cyberkinetics and collaborators at Brown University at the 2007 Institute of Electrical and Electronics Engineers, Inc. (IEEE) in Hawaii.
Conference Call Instructions

Cyberkinetics' management will hold a conference call at 10:00 pm Eastern Time, Thursday, May 10, 2007, to discuss results of the first quarter 2007. Those who would like to participate in the conference call should dial 866-700-7173, or 617-213-8838 for international participants, and use the pass code 15717863. To access a replay of the conference call, which will be available from 12:00 noon Eastern Time on May 10 until 5:00 pm Eastern Time on May 17, please dial 888-286-8010, or 617-801-6888 for international callers, and use the pass code 29302975.

An audio webcast of the conference call will also be available at www.cyberkineticsinc.com. The webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com, Thomson's individual investor portal, powered by StreetEvents. Institutional investors can access the call via www.streetevents.com, a password-protected event management site.

About Cyberkinetics Neurotechnology Systems, Inc.

Cyberkinetics Neurotechnology Systems, Inc., a leader in the neurotechnology industry, is developing neural stimulation, sensing and processing technology to improve the lives of those with severe paralysis resulting from spinal cord injuries, neurological disorders and other conditions of the nervous system. Cyberkinetics' product development pipeline includes: the FDA cleared-to-market NeuroPort(TM) System, a neural monitor designed for acute inpatient applications and labeled for temporary (less than 30 days) recording and monitoring of brain electrical activity; the Andara(TM) Oscillating Field Stimulator (OFS) Device, an investigative device designed to stimulate regeneration of the neural tissue surrounding the spinal cord; and the BrainGate System, an investigative device designed to provide communication and control of a computer, assistive devices, and, ultimately, limb movement. Additional Information is available at Cyberkinetics' website at http://www.cyberkineticsinc.com.

Forward-Looking Statements

This announcement contains forward-looking statements, including statements about Cyberkinetics' product development plans and progress, potential development of proprietary inventions and benefits that may be realized by certain research programs. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and can be identified by the use of forward-looking terminology such as "may," "will," "believe," "expect," "anticipate" or other comparable terminology. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements and reported results shall not be considered an indication of our future performance. Factors that might cause or contribute to such differences include our limited operating history; our lack of profits from operations; our ability to successfully develop and commercialize our proposed products; a lengthy approval process and the uncertainty of FDA and other governmental regulatory requirements; clinical trials may fail to demonstrate the safety and effectiveness of our products; the degree and nature of our competition; our ability to employ and retain qualified employees; compliance with recent legislation regarding corporate governance, including the Sarbanes-Oxley Act of 2002; as well as those risks more fully discussed in our public filings with the Securities and Exchange Commission, all of which are difficult to predict and some of which are beyond our control.

Financial results for the quarter ended March 31, 2007 are summarized in the tables below.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended March 31,
	2007	2006

Revenues:
Product sales	$381,078	$132,200
Grant revenue	115,366	252,480

Total revenues	496,444	384,680

Operating expenses:
Cost of product sales	114,362	49,768
Research and development	1,587,774	1,396,278
Sales and marketing	249,010	109,979
General and administrative	1,174,562	1,054,089
Purchased in-process research and
development	-	1,602,239

Total operating expenses	3,125,708	4,212,353

Operating loss	(2,629,264)	(3,827,673)

Other income (expense):
Interest income	130,129	108,832
Interest expense	(118,288)	(181,816)

Other income (expense), net	11,841	(72,984)

Net loss	$(2,617,423)	$(3,900,657)

Basic and diluted net loss per common share	$(0.07)	$(0.15)

Shares used in computing basic and diluted net loss per common share	36,331,674	26,876,209

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As of
	March 31,	December 31,
	2007	2006
Assets
Current Assets
Cash and cash equivalents	$9,176,067	$11,835,534
Other current assets	1,553,980	1,593,718
Net property and equipment	519,518	569,256
Other assets	2,028,661	2,105,345

Total assets	$13,278,226	$16,103,853

Liabilities and stockholders' equity
Current liabilities	3,714,892	3,888,953
Long-term liabilities	1,665,192	2,115,231

Stockholders' equity:
Common stock, $0.001 par value	37,563	37,409
Additional paid-in-capital	44,753,200	44,337,458
Accumulated deficit	(36,892,621)	(34,275,198)

Total stockholders' equity	7,898,142	10,099,669

Total liabilities and stockholders' equity	$13,278,226	$16,103,853

Cyberkinetics Neurotechnology Systems, Inc.
Elizabeth A. Razee, 508-549-9981, Ext. 109
Manager, Corporate Communications

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 10, 2007

Cyberkinetics Neurotechnology Systems, Inc.
(Exact name of registrant specified in charter)

Delaware	000-50505	13-4287300
(State of	(Commission File	(IRS Employer
Incorporation)	Number)	Identification No.)

100 Foxborough Blvd., Suite 240
Foxborough, MA 02035
(Address of principal executive offices) (Zip Code)

508-549-9981
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

ITEM 8.01  Other Events

On May 10, 2007, the Company received a letter from the Food and Drug Administration (“FDA”) in response to the Humanitarian Device Exemption (“HDE”) application filed by the Company with the FDA in February 2007. The Company filed its HDE application to obtain market clearance for the Company’s implantable Andara™ Oscillating Field Stimulator Therapy (“Andara™ OFS™ Therapy”). In its letter, the FDA included certain questions that arose from its review of the Company’s HDE submission. The Company intends to address such questions and respond to the FDA by the end of June 2007. Once the Company submits its response to the FDA, the FDA will commence another 75-day review period.

The Company continues to prepare for a 2007 launch of the Andara OFS Therapy. Such launch is contingent upon receiving FDA clearance, which clearance may or may not be received. If the Company receives market clearance from the FDA, the Andara™ OFS™ Therapy would be the first commercially available neurotechnology device designed to partially restore sensation and motor function in acute spinal cord injuries by stimulating nerve repair.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cyberkinetics Neurotechnology Systems, Inc.

By:	/s/ Timothy R. Surgenor
Name:	Timothy R. Surgenor
Title:	President and Chief Executive Officer

Dated: May 16, 2007